FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:            SYNGENTA AG
Disclosure: "Amended disclosure of share ownership – The shareholding in Syngenta AG of The Bank of New York Mellon Corporation exceeds the threshold value of 3%"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Amended disclosure of share ownership

The shareholding in Syngenta AG of The Bank of New York Mellon Corporation exceeds the threshold value of 3%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on May 1, 2012, that its holding in the share capital of Syngenta AG has exceeded on April 27, 2012 the notifiable threshold margin of 3%. The holding amounts to 3.05% of the share capital corresponding to 2,813,330 registered shares of Syngenta AG, ISIN CH0011037469 and ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 46,511 shares (equalling a total of 2,859,841 shares).

This notification replaces the one made on May 2, 2012, reporting a total of 2,859,689 shares. It has become necessary as an additional Group subsidiary has become a direct holder of a number of shares. The disclosure percentage (3.05%) remains unchanged.

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, The Bank of New York Mellon Corporation, One Mellon Center, Room 2840, Pittsburgh, PA 15258-0001, U.S.A.

Basel, Switzerland, May 3, 2012

Syngenta AG

SYNGENTA AG

Date:	May 3, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services